Exhibit 4.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2020

As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on June 30, 2020.

This MD&A dated August 6, 2020, for the three months ended June 30, 2020, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three months ended June 30, 2020, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2020. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.

Forward-looking information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic") thereon is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, among other things, statements relating to: expectations regarding industry trends; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platforms; expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions; our business plans and strategies; and our competitive position in our industry.

This forward-looking information and other forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A and in the “Risk Factors” section of our Annual Information Form dated May 21, 2020, which is available under our profile on SEDAR at www.sedar.com.

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If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

This MD&A includes certain trademarks, such as “Lightspeed”, “Flame Design”, “Show & Tell”, “Lightspeed Cloud”, “Lightspeed Pro”, "Kounta", "Gastrofix" and "Pepperkorn", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

COVID-19 Impacts and Opportunities

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic as a result of the rapidly spreading corona virus. Subsequently, all of the jurisdictions in which Lightspeed has significant operations imposed increasingly strict measures in an attempt to slow the transmission of the virus, including travel restrictions, self-isolation measures, mandatory closures of nonessential services and businesses, and physical distancing practices. These measures have significantly impacted our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, and to make timely payments to us.

There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the possibility of a resurgence, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.

Despite the ongoing risks and uncertainties, we believe the impact of the COVID-19 Pandemic on the retail and restaurant industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. The majority of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMB’s adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. For the period ended June 30 2020, we grew our customer base to over 77,000 customer locations from 51,000 a year ago and 75,500 at the end of April 2020. We believe this growth, despite a challenging macro-economic environment, is an early indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity as well.

Seizing on the Lightspeed Payments opportunity means monetizing a larger portion of our customers’ GTV, which for the three months ended June 30, 2020 was $5.4 billion up 17% from the $4.6 billion we processed during the same quarter in the prior fiscal year. While GTV declined in March and April 2020 at the outset of the COVID-19 Pandemic, it showed growth overall in the three months ended June 30, 2020 owing to a strong recovery throughout the quarter as customers found success using our products. We further saw the GTV processed through our eCommerce platform increase by nearly 100% in the first quarter, as compared to the same quarter a year ago.

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Overall, the temporary measures we implemented at the onset of the COVID-19 Pandemic to help our customers navigate the uncertainty they were facing, including making our eCommerce platform available for free and making Lightspeed Payments available at no-margin pricing to help our customers save money and streamline operations, helped contribute to a significant increase in the volumes processed by our payments processing products throughout the three months ended June 30, 2020. In addition to U.S. retail customers, we have now made Lightspeed Payments available to our Canadian retail customers and our U.S. hospitality customers. Despite these new markets being in early stages of rollout, we saw comparable attach rates from our U.S retail customers and when including new markets that were recently launched, the overall portion of customers contracting for Lightspeed Payments remained strong at over 50% during the quarter ended June 30, 2020. We continue to see strong demand from our existing base as well.

The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Our employees continue to work from home, and have adapted to doing so with the tools we have in place to allow them to continue to contribute in a safe and physically distant environment.

For the three months ended June 30, 2020, Lightspeed saw revenue top $36.2 million, an increase of 51% compared to the same quarter a year ago. The scale and diversity of Lightspeed's customer base and the pace of recovery in reopening markets has helped mitigate the impact of the COVID-19 Pandemic on us thus far.

We are continuing to monitor the impact of COVID-19 on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance" and to the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com, for a discussion about the risks with which we are faced relating to the COVID-19 Pandemic, seasonality and business continuity.

Overview

Lightspeed provides easy-to-use, omni-channel commerce-enabling SaaS platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their business. We operate globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses ("SMBs") to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.

Our cloud platforms are designed around three interrelated elements: front-end consumer experience, back-end operations management to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, point of sale (“POS”), product and menu management, inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and financial services. Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payments processing solution, is now available to a wider customer base. We believe that the broader rollout of Lightspeed Payments will further align us with our customers’ success and represents a significant growth opportunity for our Company.

We sell our platform primarily through our direct sales force in North America, Europe and Australia, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments. On average, the customers we serve generate Gross Transaction Volume (as defined herein) of approximately

$600,000 annually, which is reflective of the success of their businesses. Our customers generate monthly ARPU (as defined herein) of approximately $245 per customer ($160 on a customer location basis) as of the month of June 2020 and collectively represented over 77,000 Customer Locations in over 100 countries. For the three months ended June 30, 2020, our cloud-based SaaS platforms processed GTV of $5.4 billion, which represents growth of over 17% relative to GTV of $4.6 billion processed during the three months ended June 30, 2019.

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We generate revenue primarily from the sale of cloud-based software subscription licenses and other recurring revenue sources including payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms, with the majority of our Customer Locations contracted for at least 12 months as of June 30, 2020. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last quarter of Fiscal 2019, we launched Lightspeed Payments, our in-house payment processing solution, which provides our customers with full visibility into the final steps of their sale process. Our latest pricing plans, which rolled out in the third quarter of Fiscal 2020, are designed to encourage adoption of Lightspeed Payments. With this change we have become more accommodating of monthly payment plans for our customers who also sign up for Lightspeed Payments. For the three months ended June 30, 2020, software and payments revenue accounted for 92% of our total revenues (89% for the three months ended June 30, 2019).

In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our software and payments revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three months ended June 30, 2020, this revenue accounted for 8% of our total revenues (11% for the three months ended June 30, 2019).

We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $36.2 million for the three months ended June 30, 2020 from $24.1 million for the three months ended June 30, 2019, representing year-over-year growth of 51%. No customer represented more than 1% of our revenue for the three months ended June 30, 2020 or 2019.

Our business is growing rapidly and we plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our customer base, add more solutions to our platform increase revenue from existing customers, and our ability to selectively pursue acquisitions. As of March 31, 2020, approximately 40% of our customers (excluding customers acquired through the iKentoo S.A. ("iKentoo"), Kounta Holdings Pty Ltd ("Kounta") and Gastrofix GmbH ("Gastrofix") acquisitions) are paying for more than one Lightspeed product, up from approximately 34% the year before. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.

We have not been profitable to date, and if we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For the three months ended June 30, 2020, we incurred an operating loss of $21.3 million compared to an operating loss of $10.2 million for the three months ended June 30, 2019. Our operating cash outflow for the three months ended June 30, 2020 was $7.4 million compared to $6.3 million for the three months ended June 30, 2019.

Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total software and payments revenue of the Company in the period divided by the number of unique customers, or by the number of Customer Locations, as the context dictates, of the Company in the period.

Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms. As of June 30, 2020 and June 30, 2019, over 77,000 and over 51,000 Customer Locations, respectively, were utilizing our platforms.

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Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platforms in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our Customer Locations and the strength of our platforms. GTV does not represent revenue earned by us. GTV for the three months ended June 30, 2020 was $5.4 billion up 17% from the $4.6 billion we processed during the same quarter in the prior fiscal year. While GTV declined in March and April 2020 at the outset of the COVID-19 Pandemic, it showed growth overall owing to strong June numbers as customers found success using our products.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA.” These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related expenses, compensation expenses relating to acquisitions completed, foreign exchange gains and losses and transaction-related expenses. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended June 30,
(In thousands of US dollars)	2020	2019
	$	$
Net loss	(20,116)	(9,097)
Stock-based compensation and related payroll taxes(1)	7,216	2,879
Depreciation and amortization	5,644	1,816
Foreign exchange loss (gain)(2)	480	(330)
Net interest (income) expense	301	(1,019)
Acquisition-related compensation(3)	5,129	707
Transaction-related costs(4)	659	28
Income tax expense (recovery)	(1,519)	(132)
Adjusted EBITDA	(2,206)	(5,148)

(1)	These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2020, the stock based compensation expense was $5,529 (June 2019 - $912) and the related payroll taxes were $1,687 (June 2019 - $1,967).

(2)	These non-cash losses (gains) relate to foreign exchange translation.

(3)	These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.

(4)	These expenses relate to professional, legal, consulting, accounting and other fees relating to our initial public offering, our acquisitions, our secondary offering in August 2019 and our bought deal in February 2020 that would otherwise not have been incurred.

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Outlook

A discussion of management's expectations as to the Company's outlook for Fiscal 2021 is contained in the Company's press release dated August 6, 2020 under the heading ‘Financial Outlook’. The press release is available on www.sedar.com.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com.

Market adoption of our platforms

We intend to continue to drive adoption of our commerce-enabling platforms by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMB's to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platforms, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platforms to expand our customer base and drive market adoption and our operating cash flows may fluctuate as we make these investments.

Customer adoption of Lightspeed Payments

In January 2019, we released our payment processing solution, Lightspeed Payments, to our U.S. retail customers, and we believe that Lightspeed Payments will become an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platforms. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our payments revenue stream relative to the higher gross margin profile of our software subscription revenue stream. Lightspeed Payments is now rolled out across North America to our retail customer base and the U.S. for our hospitality customer base.

Cross-selling and up-selling with existing customers

Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying one of our platforms for a specific use case. Once they realize the benefits and wide functionality of our platforms, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platforms and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of our solutions.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

International sales

We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment.

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Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth.

Seasonality

We believe our transaction-based revenues will begin to represent an increasing proportion of our overall revenue mix over time as a result of the recent introduction of Lightspeed Payments, and we expect seasonality of our quarterly results to increase. While rapid growth in our subscription base and upsells to existing customers has largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platforms.

Foreign currency

Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a smaller proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe and Australia, and as such, a significant amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, GBP, and Swiss Francs. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com, for a discussion on exchange rate fluctuations.

Selective pursuit of acquisitions

We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.

Our over 77,000 Customer Locations as at June 30, 2020 are almost evenly balanced between North America and the rest of world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 55% and 45% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position.

COVID-19 Pandemic

Although the Company has shown a 51% increase in revenue in the past quarter compared to the same quarter last year in spite of the challenging macro-economic environment, the future impact of the COVID-19 Pandemic on our future business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.

Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were implemented in March 2020, and thus have impacted our results for the three months ended June 30, 2020. We are uncertain of the impact of these measures in subsequent quarters as some jurisdictions that were allowed to reopen businesses are again being mandated by governments to close doors due to rising numbers of COVID-19 cases. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted, including the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners and vendors and our customers and their consumers.

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The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In the three months ended June 30, 2020, we engaged in several customer-focused initiatives, such as subscription discounts and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We intend to continue such customer-focused initiatives in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as social distancing measures persist.

COVID-19 has also caused heightened uncertainty in the global economy. If economic growth slows further, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at June 30, 2020 although we have taken a $1.3 million increase in our provision for uncollectible accounts in the three months ended June 30, 2020 due to the heightened risk of bankruptcies and business closures amongst our customers.

The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.

Key Components of Results of Operations

Revenues

Software and payments revenue

We principally generate subscription-based revenue through the sale of subscription licenses to our retail and hospitality software solutions and transaction-based revenue. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans, with the majority of our Customer Locations contracted for at least 12 months as of June 30, 2020. Where customers elect to pay their full contract upfront, a deferred revenue balance is created on our balance sheet. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners.

We also generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have two sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, and revenue sharing agreements with our integrated payment partners.

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Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Lightspeed Payments is now rolled out across North America to our retail customer base and the U.S. for our hospitality customer base. We expect it will become an increasingly important part of our business as it is made available to our broader customer base. Offering a fully integrated payment functionality is highly complementary to the platforms we offer our customers today and will allow us to monetize a greater portion of the over $23.1 billion in GTV, which represents approximately 48% growth in total GTV processed on our cloud-based SaaS platforms over the last 12 months.

We have begun to transition the small group of customers on our legacy on-premise retail solution to our cloud platform, as we will no longer provide support to our legacy platform as of March 31, 2021.

In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace. Pursuant to the terms of our agreements with these partners, these revenues can be recurring or non-recurring.

Hardware and other revenues

These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.

Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.

Direct Cost of Revenues

Cost of software and payments revenue

Cost of software and payments revenue primarily includes employee expenses for the support team, direct costs related to our Lightspeed Payments business and costs associated with hosting infrastructure for our services. Significant expenses include costs of our support and onboarding department including total salaries and benefits, stock based compensation and related expenses, data center capacity costs and other third party direct costs such as cloud infrastructure, customer support and royalties. We expect that cost of software and payments revenue will increase on an absolute dollar basis and as a percentage of total revenues due to the lower gross margin profile of Lightspeed Payments relative to the higher gross margin profile of our software subscription revenue stream.

Cost of hardware and other revenue

Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers.

Operating Expenses

General and administrative

General and administrative expenses comprise employee expenses, including stock-based compensation and related expenses, for finance, accounting, legal, administrative, human resources, information technology as well as payment operations. These costs also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company and costs incurred through M&A activity, including increased accounting and legal expenses. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

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Research and development

Research and development expenses consist primarily of employee expenses, including stock-based compensation and related expenses, for product-related expenses including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platforms. Historically, these expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. As a public company, we are no longer eligible for federal refundable SR&ED tax credits, while e-business tax credits remain available. However, we remain eligible for non-refundable SR&ED credits under this program, which are eligible to reduce future income taxes payable. Given the Company’s recent losses in Canada, these credits have not been recognized. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.

Sales and marketing

Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related expenses, for sales and business development, marketing as well as a small portion of onboarding for new customers. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.

Acquisition-related compensation

Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon certain milestones as well as ongoing employment obligations of certain key employees of the acquired businesses. This portion of the cost is amortized over the related service period for those key employees.

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Results of Operations

The following table outlines our consolidated statements of loss for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
(In thousands of US dollars, except per share data)	2020	2019
	$	$
Revenues
Software and payments	33,406	21,334
Hardware and other	2,823	2,731
	36,229	24,065
Direct cost of revenues
Software and payments	12,070	5,967
Hardware and other	2,545	2,553
	14,615	8,520
Gross profit	21,614	15,545
Operating expenses
General and administrative	6,771	3,790
Research and development	9,824	6,521
Sales and marketing	15,100	13,289
Depreciation of property and equipment	412	390
Depreciation of right-of-use assets	827	414
Foreign exchange loss (gain)	480	(330)
Acquisition-related compensation	5,129	707
Amortization of intangible assets	4,405	1,012
Total operating expenses	42,948	25,793

Operating loss	(21,334)	(10,248)
Net interest income (expense)	(301)	1,019
Loss before income taxes	(21,635)	(9,229)
Income tax expense (recovery)
Current	55	20
Deferred	(1,574)	(152)
Total income tax recovery	(1,519)	(132)
Net loss	(20,116)	(9,097)
Net loss per share – basic and diluted	(0.22)	(0.11)

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The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
(In thousands of US dollars)	2020	2019
	$	$
Direct cost of revenues	615	240
General and administrative	1,842	962
Research and development	2,251	577
Sales and marketing	2,508	1,100
Total stock-based compensation and related costs	7,216	2,879

For the three months ended June 30, 2020, the stock based compensation expense was $5,529 (June 30, 2019 - $912) and the related payroll taxes were $1,687 (June 30, 2019 - $1,967).

Results of Operations for the Three Months Ended June 30, 2020 and 2019

Revenues

	Three months ended June 30,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Revenues
Software and payments	33,406	21,334	12,072	56.6
Hardware and other	2,823	2,731	92	3.4
Total revenues	36,229	24,065	12,164	50.5
Percentage of total revenues
Software and payments	92.2%	88.7%
Hardware and other	7.8%	11.3%
Total	100%	100%

Software and Payments Revenue

Software and payments revenue for the three months ended June 30, 2020 increased by $12.1 million or 57% as compared to the three months ended June 30, 2019. The increase was primarily due to growth in our subscription customer base including customers from the acquisition of iKentoo, Kounta and Gastrofix, which combined accounted for $4.8 million of software and payments revenue for the three months ended June 30, 2020. Also contributing to the increase were higher payments revenue from continued adoption of Lightspeed Payments and payment referral fees earned through our partners. GTV processed through our platforms grew from $4.6 billion for the three months ended June 30, 2019 to $5.4 billion for the three months ended June 30, 2020. Customers adopting additional modules of our platforms also contributed to the increase in subscription license revenue. Partially offsetting these areas of growth was higher churn due to increased business failure in our customer base and software and payments pricing concessions made by the Company to help customers navigate the challenges brought on by the COVID-19 Pandemic.

Hardware & Other Revenue

Hardware and other revenue for the three months ended June 30, 2020 increased by $0.1 million or 3% as compared to the three months ended June 30, 2019. Hardware and other revenue's marginal increase was due primarily to discounts and incentives provided as well as the impact of the COVID-19 Pandemic on the customer acquisition in the three months ended June 30, 2020. This was offset by increased hardware and other revenue customer due to acquisitions made during Fiscal 2020.

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Direct Cost of Revenues

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Direct cost of revenues
Software and payments	12,070	5,967	6,103	102.3
Hardware and other	2,545	2,553	(8)	(0.3)
Total costs of revenues	14,615	8,520	6,095	71.5
Percentage of revenue
Software and payments	36.1%	28.0%
Hardware and other	90.2%	93.5%
Total	40.3%	35.4%

Direct Cost of Software and Payments Revenue

Direct cost of software and payments revenue for the three months ended June 30, 2020 increased by $6.1 million or 102% as compared to the three months ended June 30, 2019. The increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business. Overall, direct cost of software and payments revenue as a percentage of revenue increased from 28% to 36% for the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

Direct Cost of Hardware and Other Revenue

Direct cost of hardware and other revenue for the three months ended June 30, 2020 decreased from 93.5% to 90.2% as compared to the three months ended June 30, 2019.

Gross Profit

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Gross profit	21,614	15,545	6,069	39.0
Percentage of total revenues	59.7%	64.6%

Gross profit for the three months ended June 30, 2020 increased by $6.1 million or 39% compared to the three months ended June 30, 2019. The increase was primarily due to growth in our software and payments revenue as a result of increased Customer Locations using our platforms and increased GTV processed through our platforms. A higher mix of Lightspeed Payments revenue in the three months ended June 30, 2020 as compared to the three months ended June 30, 2019 reduced gross profit as a percentage of revenue.

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Operating Expenses

General and Administrative

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
General and administrative	6,771	3,790	2,981	78.7
Percentage of total revenues	18.7%	15.7%

General and administrative expenses for the three months ended June 30, 2020 increased by $3.0 million compared to the three months ended June 30, 2019. Included in general and administrative expense for the three months ended June 30, 2020 is $1.8 million of stock-based compensation expense and related payroll taxes compared to $1.0 million for the three months ended June 30, 2019. The overall increase was primarily due to growth in our headcount and higher salary costs of $2.8 million which includes incremental employee costs of $0.7 million from the acquisitions of iKentoo, Kounta and Gastrofix and an increase of $0.9 million of stock-based compensation expense and related payroll taxes, $0.4 million related to an increase in transaction-related expenses, and $0.9 million from higher bad debt expense, offset by $1.1 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. As a result of the above, our general and administrative expenses as a percentage of revenue increased to 19% from 16% between the three months ended June 30, 2020 and the three months ended June 30, 2019.

Research and Development

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Research and development	9,824	6,521	3,303	50.7
Percentage of total revenues	27.1%	27.1%

Research and development expenses for the three months ended June 30, 2020 increased by $3.3 million or 51% compared to the three months ended June 30, 2019. Included in research and development expense for the three months ended June 30, 2020 is $2.3 million of stock-based compensation expense and related payroll taxes compared to $0.6 million for the three months ended June 30, 2019. The overall increase was due primarily to additional salary and other employee costs resulting from increased headcount in our research and development teams of $5.1 million, which includes incremental employee costs of $2.3 million from the acquisitions of iKentoo, Kounta and Gastrofix and an increase of $1.7 million of stock-based compensation expense and related payroll taxes, offset by $2.0 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Our research and development costs as a percentage of revenue remained consistent at 27% from the three months ended June 30, 2019 to the three months ended June 30, 2020.

Sales and Marketing

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Sales and marketing	15,100	13,289	1,811	13.6
Percentage of total revenues	41.7%	55.2%

(14)

Sales and marketing expenses for the three months ended June 30, 2020 increased by $1.8 million or 14% as compared to the three months ended June 30, 2019. Included in sales and marketing expense for the three months ended June 30, 2020 is $2.5 million of stock-based compensation expense and related payroll taxes compared to $1.1 million for the three months ended June 30, 2019. The overall increase was due primarily to additional salary and other employee costs resulting from increased headcount in our sales and marketing teams of $4.6 million, which includes incremental employee costs of $2.6 million from the acquisitions of iKentoo, Kounta and Gastrofix and an increase of $1.4 million of stock-based compensation expense and related payroll taxes, offset by $1.9 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally, and a decrease in marketing spend of $0.9 million. Given that revenue growth was 51% for the three month period, sales and marketing costs as a percentage of revenue decreased from 55% to 42% from the three months ended June 30, 2019 to the three months ended June 30, 2020.

Depreciation

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Depreciation of property and equipment	412	390	22	5.6
Depreciation of right-of-use assets	827	414	413	100
	1,239	804	435	54.1
Percentage of total revenues	3.4%	3.3%

Depreciation of property and equipment expenses for the three months ended June 30, 2020 increased by 6% as compared to the three months ended June 30, 2019. The increase in the depreciation expense results from additions to property and equipment made throughout the prior fiscal year as well as in the three months ended June 30, 2020. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is the result of new lease space signed in Fiscal 2020, the full impact of which is included in the three months ended June 30, 2020.

Foreign Exchange Loss (Gain)

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Foreign exchange loss (gain)	480	(330)	810	(245.5)
Percentage of total revenues	1.3%	(1.4)%

Foreign exchange loss for the three months ended June 30, 2020 decreased to $0.5 million as compared to a foreign exchange gain of $0.3 million for the three months ended June 30, 2019. This was due to the strengthening of currencies, primarily the Canadian dollar, against the US dollar given that we have significant liabilities outstanding in currencies other than the US dollar, our functional currency. Items included in our results are measured in US dollars and foreign currency transactions are translated into US dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

Acquisition-related Compensation

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Acquisition-related compensation	5,129	707	4,422	625.5
Percentage of total revenues	14.2%	2.9%

(15)

Acquisition related compensation expenses for the three months ended June 30, 2020 increased by $4.4 million compared to the three months ended June 30, 2019. The increase was due to our acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Amortization of Intangible Assets

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Amortization of intangible assets	4,405	1,012	3,393	335.3
Percentage of total revenues	12.2%	4.2%

Amortization of intangible assets for the three months ended June 30, 2020 increased by $3.4 million as compared to the three months ended June 30, 2019. The increase in amortization relates to intangibles acquired through the iKentoo, Kounta and Gastrofix acquisitions.

Other Income (Expenses)

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Net interest income (expense)	(301)	1,019	(1,320)	(130)
Percentage of total revenues	(0.8)%	4.2%

Interest expense relates to the interest arising from the loan draw-down made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which combined totals $0.7 million of interest expense for the three months ended June 30, 2020, offset by interest income earned in the period on cash and cash equivalents of $0.4 million.

Income Taxes

	Three months ended June 30,
(In thousands of US dollars, except percentages)	2020	2019	Change	Change
	$	$	$	%
Income tax expense (recovery)
Current	55	20	35	175
Deferred	(1,574)	(152)	(1,422)	935.5
Total income tax recovery	(1,519)	(132)	(1,387)	1,050.8
Percentage of total revenues
Current	0.2%	0.1%
Deferred	(4.3)%	(0.6)%
Total	(4.1)%	(0.5)%

(16)

Deferred income tax recovery for the three months ended June 30, 2020 increased by $1.4 million as compared to the three months ended June 30, 2019. The increase in the recovery was primarily due to the amortization of acquired intangible assets during the period.

Key Balance Sheet Information

(In thousands of US dollars)	June 30, 2020	March 31, 2020
	$	$
Cash and cash equivalents	203,521	210,969
Total assets	470,762	478,428
Total liabilities	129,113	134,290
Total long-term liabilities	61,309	63,481

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.

Total Assets

June 30, 2020 Compared to March 31, 2020

Total assets decreased by $7.7 million or 2% from March 31, 2020 to June 30, 2020 with cash accounting for $7.4 million of the decrease, trade and other receivables accounting for $0.6 million of the decrease, intangibles and fixed assets accounting for $2.4 million of the decrease, lease right-of-use assets accounting for $0.6 million of the decrease, inventory and other current assets accounting of $1.2 million of the decrease, offset by an increase of $4.7 million in goodwill. The increase in goodwill results from a foreign exchange revaluation arising from entities whose functional currency is not the US dollar.

Total Liabilities

June 30, 2020 Compared to March 31, 2020

Total long-term liabilities decreased by $2.2 million from March 31, 2020 to June 30, 2020. The main drivers of this amount were a decrease of $1.4 million in deferred revenue due to the shorter contract durations, and a decrease of $1.3 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period. This was offset by an increase in other long-term liabilities of $0.5 million.

Total current liabilities decreased by $3.0 million from March 31, 2020 to June 30, 2020. The main drivers of the decrease were a decrease in deferred revenue of $3.7 million offset by a $0.5 million increase in accounts payable and accrued liabilities and a $0.2 million increase in lease liabilities.

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Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2020 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020
	$	$	$	$	$	$	$	$
Revenues	18,598	20,097	21,285	24,065	28,026	32,275	36,271	36,229
Direct cost of revenues	5,345	6,061	7,066	8,520	9,689	11,926	13,799	14,615
Gross profit	13,253	14,036	14,219	15,545	18,337	20,349	22,472	21,614
operating expenses
General and administrative	2,552	3,079	4,378	3,790	4,882	6,403	6,580	6,771
Research and development	4,149	5,133	5,222	6,521	7,561	8,350	10,366	9,824
Sales and marketing	9,178	10,136	11,525	13,289	12,316	15,354	15,539	15,100
Depreciation of property and equipment	324	378	415	390	423	386	550	412
Depreciation of right-of-use assets	—	—	—	414	609	648	821	827
Foreign exchange loss (gain)	(9)	240	637	(330)	(80)	315	(300)	480
Acquisition-related compensation	108	158	188	707	2,055	3,187	5,138	5,129
Amortization of intangible assets	875	644	649	1,012	1,800	2,154	4,260	4,405
Total operating expenses	17,177	19,768	23,014	25,793	29,566	36,797	42,954	42,948
Operating loss	(3,924)	(5,732)	(8,795)	(10,248)	(11,229)	(16,448)	(20,482)	(21,334)
Fair value loss on Redeemable Preferred Shares	(3,643)	(52,489)	(132,135)	—	—	—	—	—
Net interest income (expense)	33	9	81	1,019	690	283	(226)	(301)
Loss before income taxes	(7,534)	(58,212)	(140,849)	(9,229)	(10,539)	(16,165)	(20,708)	(21,635)
Income tax expense (recovery)
Current	—	—	64	20	19	56	(46)	55
Deferred	662	12,916	(44,837)	(152)	(483)	(459)	(2,065)	(1,574)
Total income tax expense (recovery)	662	12,916	(44,773)	(132)	(464)	(403)	(2,111)	(1,519)
Net loss	(8,196)	(71,128)	(96,076)	(9,097)	(10,075)	(15,762)	(18,597)	(20,116)
Net loss per share – basic and diluted	(0.27)	(2.37)	(2.21)	(0.11)	(0.12)	(0.18)	(0.21)	(0.22)

Revenues

Our overall revenues continue to grow as we grow our global customer base. Revenue for the three months ended June 30, 2020 was impacted by the COVID-19 Pandemic and its impact on customer churn, concessions we gave to customers, new customer adds at the onset of the quarter, as well as lower payment referral fees. Offsetting this was increases in subscription revenue from existing as well as new customers including the increased adoption of our add-ons, specifically Lightspeed Payments.

Direct Cost of Revenues

Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business.

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Gross Profit

Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the COVID-19 Pandemic outlined in the Revenues section of Quarterly Results of Operations above.

Operating Expenses

Total operating expenses generally increased sequentially for each period presented except for the three months ended June 30, 2020 where operating expenses remained constant due primarily to the cost containment measures taken by the Company in the quarter including taking advantage of government-sponsored COVID-19 wage subsidy programs available globally.

Liquidity and Capital Resources

Overview

The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.

We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Credit Facility

We have credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan (the “Acquisition Facility”) and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix.

Working Capital

Our primary source of cash flow has been from raising capital totaling $417 million since Fiscal 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at June 30, 2020 was $156.1 million. Given our existing cash and credit facilities, along with proceeds obtained from our initial public offering and our bought deal offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Base Shelf Prospectus

On July 29, 2019, we announced the filing of a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our security holders to qualify the distribution by way of prospectus in Canada of up to C$500 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. Subsequently, on February 6, 2020, we announced that we had filed an amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$1 billion subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

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Cash Flows

The following table presents cash and cash equivalents as at June 30, 2020 and 2019, and cash flows from operating, investing, and financing activities for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
(In thousands of US dollars)	2020	2019
	$	$
Cash and cash equivalents	203,521	191,440
Net cash provided by (used in) Operating activities	(7,411)	(6,305)
Investing activities	(1,471)	(9,464)
Financing activities	797	(729)
Effect of foreign exchange on cash and cash equivalents	637	235
Net decrease in cash and cash equivalents	(7,448)	(16,263)

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the three months ended June 30, 2020 were $7.4 million compared to $6.3 million for the three months ended June 30, 2019. Excluding transaction related costs of $0.5 million, as well as acquisition related compensation paid in the period of $0.5 million, cash flows used in operating activities were $6.4 million for the three months ended June 30, 2020. Excluding these adjustments as well as government-sponsored COVID-19 wage subsidies, cash flows used in operating activities were higher for the three months ended June 30, 2020 due primarily to incremental employee costs arising from the the acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended June 30, 2020 were $1.5 million compared to $9.5 million for the three months ended June 30, 2019. The decrease in cash outflows for investing activities was primarily due to the acquisition of Chronogolf in May 2019.

Cash Flows from Financing Activities

Cash flows from financing activities for the three months ended June 30, 2020 increased $1.5 million compared to the three months ended June 30, 2019. The increase in cash inflows from financing activities was due to an increase of $1.7 million in proceeds from the exercise of stock options under our stock option plans as well as $0.6 million less share issuance costs paid, offset by an increase in the payment of lease liabilities of $0.4 million and an increase of interest paid of $0.3 million.

Based upon our current cash balance and available financing, we believe that cash flows from operations, together with credit available under the credit facility, will be adequate to meet the Company's future operating cash needs.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements.

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Financial Instruments and Other Instruments

Credit and Concentration Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure expected credit losses are established and maintained at an appropriate amount.

We maintain a provision for impairment of a portion of trade receivables when collection becomes doubtful. We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. As a result of the increased collectability risk, including the estimated impact of the COVID-19 Pandemic, the Company increased its expected credit loss at the end of June 30, 2020 by $1.3 million.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. We have not entered into arrangements to hedge our exposure to currency risk.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.

Share Price Risk

Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

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Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.

Share-Based Payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Business Combinations and Impairment of Non-financial Assets

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Provisions

We have recorded provisions to cover cost exposures that could materialize in future periods. In determining the amount of the provisions, assumptions and estimates are made in relation to discount rates and the expected cost to settle such liabilities.

COVID-19 Pandemic

The uncertainties around COVID-19 required the use of judgments and estimates which resulted in no material impacts for the three months ended June 30, 2020 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment and other assets and liabilities.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date. No new accounting pronouncements are expected to materially impact Lightspeed as at June 30, 2020.

Outstanding Share Information

Lightspeed is a publicly traded company listed on the Toronto Stock Exchange (TSX: LSPD). Our authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares and (iii) an unlimited number of preferred shares, issuable in series, of which 78,454,397 subordinate voting shares, 14,667,922 multiple voting shares and no preferred shares were issued and outstanding as of August 4, 2020.

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As of August 4, 2020, there were 3,057,749 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan (of which 1,261,762 were vested as of such date), 53,396 options outstanding under the Company’s Amended and Restated 2016 Stock Option Plan (of which 53,396 were vested as of such date), 3,757,729 options outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which 272,449 were vested as of such date) and 500,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which none were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.

As of August 4, 2020, there were 12,033 DSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Amended and Restated Omnibus Incentive Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

As of August 4, 2020, there were 253,732 RSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which 44,725 were vested as of such date) and 4,877 RSUs outstanding which were Inducement Grants (of which none were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

As of August 4, 2020, there were 150,364 PSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures ("DC&P") as at June 30, 2020 provide reasonable assurance that significant information relevant to the Company, including that of its subsidiaries, is reported to them during the preparation of disclosure documents.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Limitation on Scope of Design

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Gastrofix, which was acquired on January 7, 2020.

Gastrofix's contribution to our Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the three months ended June 30, 2020 was approximately 8.1% of total revenues and approximately 5.5% of total net loss. Additionally, as at June 30, 2020, Gastrofix's current assets and current liabilities were approximately 1.5% and 0.4% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were approximately 4.2% and 0.7% of consolidated non-current assets and non-current liabilities, respectively.

The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in Note 5 of the audited consolidated financial statements for the fiscal year ended March 31, 2020.

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